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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

VIROPHARMA INCORPORTED
(Name of Subject Company (Issuer))

VENUS NEWCO, INC.
SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.002 Per Share
(Title of Class of Securities)

928241108
(Cusip Number of Class of Securities)

Michael Garry
Shire Pharmaceutical Holdings Ireland Limited
5 Riverwalk, Citywest Business Campus
Dublin 24, Ireland
+353 1 429 7700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr.
William J. Chudd
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,817,480,250	$491,691.46

*
Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by ViroPharma Incorporated ("ViroPharma") in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $50.00, the tender offer price, by (b) the sum of (i) 65,967,198, the number of issued and outstanding shares of ViroPharma common stock, (ii) 10,046,890, the number of shares of ViroPharma common stock subject to issuance pursuant to outstanding options to purchase shares of ViroPharma common stock, (iii) 35,667, the number of shares of ViroPharma common stock subject to issuance upon settlement of outstanding restricted share units and (iv) 299,850, the number of shares of ViroPharma common stock subject to issuance upon settlement of outstanding performance share units for the 2011-2013 performance cycle (assuming achievement of the applicable performance metrics at the maximum level by the holder of each performance share unit). The foregoing figures have been provided by the issuer to the offerors and are as of November 8, 2013, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Items 1 through 9, and Item 11.

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Venus Newco, Inc., a Delaware corporation and a wholly owned subsidiary of Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland, to purchase all outstanding shares of common stock, par value $0.002 per share, of ViroPharma Incorporated, a Delaware corporation ("ViroPharma"), for $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2013 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, as amended or supplemented from time to time, together constitute the "Offer").

        All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated November 25, 2013.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement dated November 25, 2013.
(a)(5)(i)
Joint Press Release issued by Shire plc and ViroPharma Incorporated dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(ii)	Slide Presentation (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(iii)
Letter to ViroPharma Employees dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(iv)
Transcript of Investor Conference Call held on November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(v)
Prepared Remarks of Flemming Ornskov, M.D., Chief Executive Officer of Shire (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(vi)	Letter to Patients (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(vii)	Complaint filed in the Court of Chancery of the State of Delaware on November 19, 2013 (Eileen Bradley v. ViroPharma Incorporated, et al.).

Exhibit No.	Description
(a)(5)(viii)	Complaint filed in the Court of Chancery of the State of Delaware on November 20, 2013 (Mary Manley v. ViroPharma Incorporated, et al.).
(a)(5)(ix)	Complaint filed in the Court of Chancery of the State of Delaware on November 21, 2013 (Orrin H. Turbow v. ViroPharma Incorporated, et al.).
(b)(1)
Facilities Agreement dated November 11, 2013 among Shire plc, Morgan Stanley Bank International Limited, as mandated lead arranger, bookrunner and agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).
(b)(2)
Multicurrency revolving and swingline facilities agreement as at November 23, 2010 by and among Shire plc & with a number of financial institutions, for which Abbey National Treasury Services Plc (trading as Santander Global Banking and Markets), Bank of America Securities Limited, Barclays Capital, Citigroup Global Markets Limited, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acted as mandated lead arrangers and bookrunners (incorporated by reference to Exhibit 10.28 to the Current Report on Form 10-K filed by Shire plc on February 23, 2011).
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of November 11, 2013 among Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., ViroPharma Incorporated and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).
(d)(2)	Confidentiality Agreement dated as of June 20, 2013 between ViroPharma Incorporated and Shire Pharmaceutical Holdings Ireland Limited.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2013

Venus Newco, Inc.
By:	/s/ Jeffrey Poulton
	Name:	Jeffrey Poulton
	Title:	President
Shire Pharmaceutical Holdings Ireland Limited
By:	/s/ Michael Garry
	Name:	Michael Garry
	Title:	Director

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated November 25, 2013.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement dated November 25, 2013.
(a)(5)(i)
Joint Press Release issued by Shire plc and ViroPharma Incorporated dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(ii)	Slide Presentation (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(iii)
Letter to ViroPharma Employees dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(iv)
Transcript of Investor Conference Call held on November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(v)
Prepared Remarks of Flemming Ornskov, M.D., Chief Executive Officer of Shire (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(vi)	Letter to Patients (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(vii)	Complaint filed in the Court of Chancery of the State of Delaware on November 19, 2013 (Eileen Bradley v. ViroPharma Incorporated, et al.).
(a)(5)(viii)	Complaint filed in the Court of Chancery of the State of Delaware on November 20, 2013 (Mary Manley v. ViroPharma Incorporated, et al.).
(a)(5)(ix)	Complaint filed in the Court of Chancery of the State of Delaware on November 21, 2013 (Orrin H. Turbow v. ViroPharma Incorporated, et al.).
(b)(1)
Facilities Agreement dated November 11, 2013 among Shire plc, Morgan Stanley Bank International Limited, as mandated lead arranger, bookrunner and agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).
(b)(2)
Multicurrency revolving and swingline facilities agreement as at November 23, 2010 by and among Shire plc & with a number of financial institutions, for which Abbey National Treasury Services Plc (trading as Santander Global Banking and Markets), Bank of America Securities Limited, Barclays Capital, Citigroup Global Markets Limited, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acted as mandated lead arrangers and bookrunners (incorporated by reference to Exhibit 10.28 to the Current Report on Form 10-K filed by Shire plc on February 23, 2011).
(c)	Not applicable.

Exhibit No.	Description
(d)(1)	Agreement and Plan of Merger dated as of November 11, 2013 among Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., ViroPharma Incorporated and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).
(d)(2)	Confidentiality Agreement dated as of June 20, 2013 between ViroPharma Incorporated and Shire Pharmaceutical Holdings Ireland Limited.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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  Item 10. Financial Statements.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX